20549-0408

                           February 9, 2005


Martin A. Thomson
President
First Federal of Northern Michigan Bancorp, Inc.
100 South Second Avenue
Alpena, Michigan  49707

Re: First Federal of Northern Michigan Bancorp, Inc.
            Currently filing as Alpena Bancshares, Inc.
       Form SB-2, amendment number 2, filed February 7, 2005
       File Number 333-121178

Dear Mr. Thomson:

      We have reviewed your amendment number 2 to the Form SB-2 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information we may have additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

How We Determined the Offering Range...page 6

1. We note your response to our prior comments one and two. While we note the disclosure in the last paragraph on page 6, we continue to believe that price-to-earnings and price-to-book ratios for your publicly traded shares are key to an investors` understanding of this transaction. Please expand the table at the top of page 7 to include this information. In addition, please expand the textual disclosure to explain how this information is derived and how it relates to the other comparable values already provided.

After-Market Performance... page 7

2. We note your second sentence statement that this information was not included in the appraisal report. We assume that it was also not considered. Where appropriate, explain in the filing your understanding as to why this is the case.

Our Failure to Utilize Effectively the Net Proceeds... - page 20

3. If management has not set a time target for the effective deployment of the proceeds this needs to be disclosed in the filing, as is typical for a risk factor, that is, either quantify the risk factor or state that you don`t know.

Insurance Activities - page 85

4. Please refer to prior comment 9 and revise to identify the third party with whom you have an exclusive contract and to disclose the materials terms of the contract (e.g., length, source of revenues and fees). Similarly, revise the footnotes to the financial statements.

5. Please revise to provide a more detailed discussion of these activities, which are very material to operations. Discuss managements` plans for this segment, including a discussion of why these operations were acquired. Revise the Results of Operations section of MD&A to provide a significantly expanded discussion of effects of this material segment on operations.

Classification of Assets - page 80

6. Please refer to our previous comment 12.  We note your response to
the first and third bullet points; however, we could not locate disclosure in your filing of how your accounting for the impairment for this investment complies with SFAS 144.  Please revise to include
the following disclosures:
* Disclose where you have recorded the impairment charge in the statement of income, and disclose where you have recorded the valuation allowance in the statement of financial condition.
* Reconcile the amount of your disclosed investment in these properties of $562,000 with the disclosures on page 93 that your investment in FSMC was $400,000 at September 30, 2004 and disclose the form of your investment in FSMC. Also, reconcile these disclosures with the discussion of your real estate activities on page 85.
* Your discussion on page 81 states that FSMC`s investment in real estate is classified as substandard. Revise your disclosure to state why you believe that characterizing this asset as "substandard"
complies with SFAS 144.   In addition, the use of the word
"substandard" could be potentially confusing to investors, since the discussion in the preceding two paragraphs that defines the meaning of substandard assets relates to your classification of loans and other assets, such as debt and equity securities.
* Revise your disclosure to state how you evaluate this investment for impairment and how this complies with the guidance in SFAS 144.
* Disclose your methodology for testing the investment for recoverability, clarifying why no further impairments have been recognized or are necessary.
* Disclose the segment in which the real estate investment is reported.



      *  *  *  *  *


Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Direct any questions on accounting matters to Rebekah Moore at
202-842-5482, or to Paul Cline, Senior Accountant, at 202-942-
1782.
Please direct any other questions to David Lyon at 202-942-1796, or to me at 202-942-1779.

      						Sincerely,


							Barry McCarty
      Senior Counsel

By fax : Steve Lanter
	  Fax number 202-362-2902
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First Federal of Northern Michigan Bancorp, Inc.
Page 3